Exhibit 99.41

MOGO FINANCE TECHNOLOGY INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Mogo Finance Technology Inc. (the “Company”) will be held at the offices of Stikeman Elliott LLP at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8 on September 15, 2017 at 1:00 pm (Pacific time) for the following purposes:

1.	to consider and, if thought appropriate, approve an ordinary resolution (the “Wekerle Resolution”) approving the conversion feature in respect of $6,250,000 aggregate principal amount of 10% secured convertible debentures of the Company held by Michael Wekerle and certain of his associates and affiliates, as more particularly described in the Circular;

2.	to consider and, if thought appropriate, approve a special resolution, the full text of which is set forth in the Circular, to approve the amendment of the articles of the Company in order to create a class of preferred shares, issuable in one or more series, as more particularly described in the Circular;

3.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s stock option plan, as more particularly described in the Circular; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Company is sending meeting-related materials to shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online.

The Circular, this Notice, a form of proxy and a voting instruction form are available on SEDAR at www.sedar.com and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646. In order for shareholders to receive paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended that such shareholders contact the Company at the number above as soon as possible but not later than August 15, 2017.

Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a registered shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on September 13, 2017 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 31st day of July, 2017.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair